Gold Hill Resources, Inc.

September 17, 2013

VIA EDGAR

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3729

Re: Gold Hill Resources, Inc.

Form 8-K

Filed June 13, 2013

File No. 000-53627

Dear Ms. Long:

This letter is in response to the Securities and Exchange Commission’s comment letter dated August 16, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

Form 8-K/A filed August 6, 2013

General

  Section 2.1 under the section entitled Transfer of Acquired Assets; Issuance of Shares in the Assignment and License Agreement states that there is a list of patents and trademarks listed in Exhibit A to the agreement; however, there is no such list attached. Please advise and revise your disclosure to clearly list the intellectual property acquired.

We agree with your comments and have added the Exhibit A and revised our disclosure to include the following intellectual property.

Exhibit A

Three (3) registered trademarks for Graphic Advertisement Design:

USA Geosurveyor # VA 1-642-520;

Pinpointer Pro System #VA 1-642-517;

The Beep Antenna #VA 1-642-508.

One (1) patent pending filed:

TYPE: Design Patent

TITLE: Ornamental Antenna Design

FILING DATE: November 12, 2012

RECEIPT NUMBER: 29/437,033

  We note the revised disclosure that Mr. Good will contribute certain intellectual property and related rights which are currently owned by him to Gold Hill, license to Gold Hill, and assign to Gold Hill. Please clarify what property was licensed by Mr. Good as well as the terms of that license.

We agree with your comments and revised the disclosure as there was no property that was licensed.

Description of Business, page 3

3. We note your revised disclosure in response to comment 8 in our letter dated August 16, 2013 and we re-issue in part. Please revise your disclosure to clarify your reference to “high end” and “lower end” metal detectors on page 3. In addition, please clarify how you carry out your manufacturing operations, including more information about your supply arrangements.

We agree with your comment and revised our disclosure to include the following:

High-end assemblies are completed at Accurate Locators offices and warehouse located at 1383 2nd Avenue, Gold Hill OR 97525. These high-end assemblies are systems and detectors owned and developed exclusively by Accurate Locators. We also sell low-end hand-held detectors (hobbyists) which are manufactured by other metal detection companies, such as Whites, Garrett, Bounty Hunter and Tesoro. We are a value added reseller of these low-end units.

We outsource our product development using several key engineering partners with regards to the software coding and product development. Their work and finished components are manufactured by these engineering partners and then shipped to our facilities for final assembly. These components are outsourced and made by our partners exclusively for Accurate Locators in order to assemble our OEM products.

4. We note your revised disclosure in response to comment 11 in our letter dated August 16, 2013. The disclosure required by Item 101(h)(4)(xi) of Regulation S-K appears to still be missing. We re-issue the comment in part.

We agree with your comment and provided additional disclosure relating to the costs and effects of compliance with federal, state, and local laws.

5. We note that Mr. Good was responsible for creating a database of over 25,000+ customers. Please clarify whether this constitutes actual past or current customers or whether you are referring to a list of potential customer leads.

We have revised the disclosure to include a 25,000 person database that represents both past, current and potential customers. The potential customers have been accumulated from call-in inquiries.

Our Technology, page 4

6. We note your revised disclosure in response to comment 12 in our letter dated August 16, 2013. It does not appear that you have clarified how close you are to finalizing your technology and when “future products” may be available in the market. We re-issue the comment in part.

We agree with your comment and have revised the disclosure to include when the products will be finalize and available.

Mining Properties, page 5

7. We have read your response to comment 14 in our letter dated August 16, 2013. You have told us “[t]he Company plans to acquire additional properties for mining will be incorporate into the mining plan of the company utilizing our technologies.” As such, it remains unclear to us how your mining properties are to be incorporated with your business plan as disclosed and to what extent such properties impact the manufacturing of your mining and mineral detection products. As previously requested, please revise your filing to clearly explain.

Our mining properties are not currently incorporated into our current business plan and does not impact our manufacturing of mineral detection products.

8. We note your revised disclosure in response to comment 17 in our letter dated August 16, 2013. The disclosure with respect to how you will search for properties, what types of properties you will target, what experience you have in searching for mining properties, expenses you may incur, and what challenges you expect to face are still missing. We re-issue the comment.

We agree with your comment and have removed such references.

9. We note your response to comment 19 from our letter dated July 20, 2013. Please disclose the BLM claim numbers and the annual fees or work requirements associated with your mineral claims.

We have revised the disclosure with the following.

Microgold ORMC #169066 $174.00

Gold Hill Resources Inc. ORMC #170906 $174.00

GHR1 NMC #1079539 $174.00

Each claim requires approximately $100 in assessment work completed annually to maintain the claim.

10. Additionally, please reconcile your revised filing to the disclosure on your company website regarding your mineral properties. For example, in regards to your Micro Gold Mine claim your company website indicates that the property has very high gold ore content. In regards to your Pahrump, Nevada claim, your company website discloses that you have identified significant gold ore deposits. We note from your revised disclosure that your properties have no mineral reserves, that minimal work has been performed on your properties, and that you currently have no proposed exploration plans.

We have removed these items from the website.

Management’s Discussion and Analysis, page 8

Liquidity and Capital Resources, page 9

11. We have read your response and revision to comment 32 in our letter dated August 16, 2013. You state on page 10 that even with the proceeds you raised from the June 2013 private placement, you anticipate that existing cash and cash equivalents will not be sufficient to fund your business needs for more than three months and you are currently seeking additional financing. Please revise your filing to disclose how your business and/or operating plans will be impacted should you not be able to obtain additional financing beyond the third month. For example, discuss the extent to which you would scale back or suspend operations, etc.

We agree with you comment and have included the additional disclosure. In the event we were unsuccessful in raising additional funding and our existing cash and cash equivalents were not sufficient to fund our business needs, we would scale back all new product development besides our Ground Penetrating Radar project. This would delay the release of our future products. Our officers have also indicated their willingness to defer amounts owed to them. This would allow us to maintain our existing operations.

12. We note your response and revised disclosure in response to comment 32 in our letter dated August 16, 2013. We note that your existing cash and cash equivalents will not be sufficient to fund your business for more than 3 months. Please revise your risk factor on page 12 beginning with “We will continue to need additional financing. . .” which references net funds sufficient to fund your planned activities “for up to a year . . . ” as this no longer appears to be an accurate forecast of your cash reserves.

We have revised the disclosure as follows:

We will continue to need additional financing to carry out our business plan.  We estimate that tour current cash can fund our planned activities for up to three months. We will need to raise significant additional funding to continue our business Such financings could include equity financing, which may be dilutive to stockholders, or debt financing, which would likely restrict our ability to borrow from other sources.  In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current stockholders.  We do not have any commitments for additional financing.  There can be no assurance that additional funds will be available on terms attractive to us, or at all.  If adequate funds are not available, we may be required to curtail our development of new products and/or otherwise materially curtail or reduce our operations.  Alternatively, we may be forced to sell or dispose of our right or assets.  Any inability to raise adequate funds on commercially viable terms could have a material adverse effect on our business, results of operation and financial condition.

13. We have read your response and revision to comment 34 in our letter dated August 16, 2013. You state on page 10 that “[a]s of June 13, 2013, we were in compliance in all material respects with the covenants in our debt agreements, including our financial covenants concerning debt-to-equity, tangible net equity and interest coverage ratios.” However, you later state “[t]here are no financial covenants under our debt agreements.” Please revise or reconcile these statements. As previously requested, revise to disclose the actual ratios achieved, as well as the required minimum/maximum ratios for each of your debt-to-equity, tangible net equity and interest coverage covenants.

We have revised the disclosure. There are financial covenants under our debt agreements.

Security Ownership of Certain Beneficial Owners and Management, page 17

14. We note your response and revised disclosure in response to comment 37 in our letter dated August 16, 2013. The first table on page 17 still includes a “(2)” in the “Percentage of Class” column that does not appear to be applicable to any disclosure. Please remove. Further, the calculations of percentage ownership in the second table on page 17 still do not appear to be correct. The percentages noted add up to 77%, not 72.4% as noted. Please advise.

We agree with your comment and have removed the 2. We have also revised the percentages on the second table.

Directors and Executive Officers, Promoters and Control Persons, page 18

15. We note your response and revised disclosure in response to comment 37 in our letter dated August 16, 2013. Mr. Ken Bailey is still noted as an officer on the bottom of page 2 and the top of page 3. Please advise.

We agree with your comment and have removed the reference to Ken Bailey.

16. We note your response and revised disclosure in response to comment 38 in our letter dated August 16, 2013. The disclosure still appears to be inconsistent. In the introductory paragraph on page 18, you disclose that the “following persons” were appointed “as our executive officers” at “the Closing [June 13, 2013].” However, as noted in our comment 38 and in your revised disclosure on page 18, Mr. Radovich was appointed president effective April 15, 2013 – prior to Closing. Please revise your disclosure to ensure there are no inconsistencies with respect to the dates and disclosure of your officer appointments.

We agree that the disclosure was inconsistent and revised. At Closing the only new officer was Wayne Good.

17. We note your revised disclosure in response to comment 39 in our letter dated August 16, 2013. Please revise your disclosure to include a description of Mr. Flanagan’s employment after his resignation from Healthient in March 2011 until his appointment as your executive vice president on April 10, 2013.

We have revised the disclosure to include: From May 2011 to March 2013, Mr. Flanagan was providing consulting services to Fuze Online, Inc. regarding its business strategy and potential sale of the business to several prospective buyers.

18. It does not appear that you have responded to comment 43 in our letter dated August 16, 2013. We re-issue the comment.

Please provide the disclosure required by Item 401(d) of Regulation S-K. Family relationships. State the nature of any family relationship between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer.

We have revised the disclosure. There are no family relationships between any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

Employment Contracts, page 20

19. We note your response to comment 45 in our letter dated August 16, 2013. The revised employment agreements of Mr. Good and Mr. Flanagan, attached as Exhibits 10.2 and 10.3 to the Form 8-K/A, appear to no longer include the Verdad Telecom, Inc. contingency. We note, however, that Mr. Radovich’s employment agreement, which is noted in your exhibit list as incorporated by reference from Exhibit 99.1 to your Form 8-K filed April 17, 2013, still includes discussion of the Verdad Telecom, Inc. contingency. Please advise. If Mr. Radovich’s employment agreement has been revised, please disclose the revision accordingly and file the revised employment agreement with your next amendment.

Mr. Radovich’s employment agreement has been revised and we filed the revised employment agreement with this amendment.

Certain Relationships and Related Transactions, page 21

20. We note your revised disclosure in response to comment 47 in our letter dated August 16, 2013. Please revise your disclosure to clarify who the “shareholder” is from whom Accurate Locators leases its facilities.

We agree with the disclosure and have revised it to include the shareholder is Wayne Good.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 22

21. We note your revised disclosure in response to comment 50 in our letter dated August 16, 2013. We note references to “70 holders of record” as of June 13, 2013 and “31,315,970 shares of common stock issued and [currently] outstanding” in the first paragraph on page 23. Further, we note references to “58 stockholders of record” and “31,315,954 shares of common stock” as of June 13, 2013 under “Description of Our Securities” on page 23. Please revise your disclosure to correct these apparent inconsistencies in number of record holders and shares outstanding on the same date.

We agree with your comment. We have revised the disclosure. There were 70 shareholders of record and 31,315,954 shares of common stock

Signatures, page 26

22. Your amended filing should include a signature that is dated current. With your next amendment, please include a currently dated signature.

We have revised the signature block with currently dated signatures.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of August 16, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich

President

ACKNOWLEDGEMENT

Gold Hill Resources, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  September 17, 2013

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich, President